QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 3

Aber Diamond Corporation

Annual Information Form

June 9, 2004

Currency

Unless otherwise specified, all dollar references are to United States dollars. On June 9, 2004, one Canadian dollar was worth approximately $0.74 in U.S. currency, based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

Effective August 1, 2003, the US dollar became the functional and reporting currency of Aber Diamond Corporation ("Aber" or the "Company"). Aber's financial reporting is presented in US dollars, with conversion of previously published figures to US dollars. The ongoing impact of this change is that Canadian dollar exposure in self-sustaining subsidiary financial positions is recorded as a cumulative translation adjustment, a component of equity. Previously, gains and losses on US dollar exposure would have been included in the statement of earnings. Currently, Aber's currency exposure is substantially to the Canadian dollar.

Diavik Diamond Mine

The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Diavik Diamond Mines Inc. ("DDMI") is the operator of the Diavik Diamond Mine (the "Diavik Mine" or "Diavik"), known as the "Diavik Project" prior to commencement of commercial production. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc ("Rio Tinto") of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

Forward Looking Statements

Included in this Annual Information Form are "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this Annual Information Form, words such as "estimate", "intend", "expect", "anticipate", "projected" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties.

All forward-looking statements are based on Aber's current beliefs as well as assumptions made by and information currently available to the Company and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, market forces and commitments. This forward-looking information mainly concerns Aber's plans for its diamond initiatives and is based on the conclusions of management. With respect to Aber's future revenues from its marketing activities, differences may result from developments in world diamond markets, diamond valuations, risks relating to the Company's entry into luxury diamond and jewelry retailing through the acquisition of a 51% interest in Harry Winston Inc. and other factors. With respect to the Diavik Mine (known as the Diavik Project prior to the commencement of commercial production), differences may result from additional drilling, sampling, diamond valuations, engineering and construction timetables and problems, unanticipated problems with mine operations and production, revision to mining plans and other operational decisions taken by Aber's Joint Venture partner, DDMI, fluctuations in energy, labour and other input costs, financial arrangements, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the US dollar, and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, changing budget priorities of Aber or its Joint Venture partner and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this Annual Information Form, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities.

Item 1:    Corporate Structure

Name and Incorporation

Aber Resources Ltd. was formed on April 19, 1994 under the Company Act (British Columbia) by the amalgamation of a predecessor company (also called Aber Resources Ltd., which had been incorporated on July 8, 1980) with Commonwealth Gold Corporation ("Commonwealth Gold"). On August 3, 2000, the company name, Aber Resources Ltd., was changed to Aber Diamond Corporation. On July 12, 2002, Aber Diamond Corporation was continued under the Canada Business Corporations Act. In this Annual Information Form, unless the context otherwise dictates, a reference to "Aber" or the "Company" refers to Aber Diamond Corporation and, where appropriate, its predecessor corporations and its subsidiaries.

Intercorporate Relationships As at June 9, 2004 Aber Diamond Corporation's corporate structure was as follows:

Aber Diamond Corporation (Canada)
HWH Acquisition Company LLC (Delaware)
100%
51%
HW Holdings, Inc. (Delaware)
100%
Harry Winston, Inc. (New York)
100%
Harry Winston Rare Jewels Ltd. (New York)
1.74%
98.26%
SARL Harry Winston (France)
100%
Harry Winston Far East k.k. (Japan)
100%
Andromeda Technical Services & Mining Corp. of South Africa, Ltd. (South Africa)
100%
Harry Winston S.A. (Switzerland)
100%
Harry Winston Ultimate Timepiece S.A. (Switzerland)
100%
Harry Winston of New York PVBA (Belgium)
100%
Harry Winston (Hong Kong) Limited (Hong Kong)
100%
718 Fifth Avenue Corporation (New York)
100%
6019838 Canada Inc. (Canada)
100%
Aber Technical Services Inc. (Canada)
100%
Aberex Minerals Ltd. (British Columbia)
100%
Aber Diamond Marketing SARL (Luxembourg)
99%
1%
Aber International N.V. (Belgium)
100%
Aber Diamond Mines Ltd. (NWT)
40%
Diavik Diamond Mine (NWT)
100%
Aber Fifth Avenue Corporation (Canada)
50%
Abany Diamond Partnership (Ontario)
33 1/3 %
Les Cadraniers de besera. S.A. (Switzerland)
49%
Harry Winston LLC (United Arab Emirates)
100%
Hartech. S.A. (Switzerland)

Item 2:    General Development of the Business

Three Year History

Aber repaid a portion of its Project Loan Facility subsequent to the completion of its fiscal 2004 year ending January 31, 2004. The repayment was from cash collateral, cash reserves and from proceeds of amended financing arrangements comprising of a $100.0 million senior secured term facility and a $75.0 million senior secured revolving credit facility, concluded in March 2004. The amended facilities have underlying interest rates that, at the option of the Company, are either LIBOR plus a spread of 1.50% to 2.625%, or US Base Rate plus a spread of 0.50% to 1.625%. The financing arrangements were concluded with certain members of the Project Loan Facility lending syndicate led by the Canadian Imperial Bank of Commerce and The Bank of Nova Scotia. Aber announced on January 29, 2002, the closing of the original $230 million Diavik Project loan facility (the "Loan Facility") to fulfill its Diavik Project funding requirements. The Loan Facility was underwritten on November 2, 2001 by a lead bank group made up of Bank of Montreal, Canadian Imperial Bank of Commerce, Deutsche Bank AG, Export Development Canada and Royal Bank of Canada. The Bank of Tokyo-Mitsubishi joined the lead bank group prior to closing. The Loan Facility was successfully syndicated in January 2002, with the overall banking group totaling 15 lenders.

On February 3, 2004, the Company completed its offering of 1,500,000 common shares at a price of $37.20 (CDN $49.75) per share for gross proceeds to the Company of $55.8 million or CDN $74.6 (net proceeds of $53.6 million, or CDN $71.6 million). The common shares were purchased by a syndicate of underwriters for distribution to the public. The total number of common shares outstanding subsequent to this offering totalled 57,433,232.

During Aber's 2004 fiscal year, the Diavik Mine had achieved the required levels of production and sales, substantial physical project completion, and a sustained level of mining and diamond processing activity to be considered in commercial production. Production continued to ramp up through the year, and Aber had received 1.5 million carats from the Diavik Mine, being its 40% share of total production by year end.

The resulting sales totalled $114.8 million, which included sales of $19.2 million realized prior to the commencement of commercial production and credited against deferred mineral property costs during the first half of the year. Accordingly, revenues for the year, recorded in the income statement, totalled $95.6 million and gave rise to net earnings for the year ended January 31, 2004, of $27.7 million or $0.50 per share ($0.49 per share on a diluted basis), compared to a net loss of $3.9 million or $0.07 per share ($0.07 per share on a diluted basis) in the prior year. Aber's move to profitability was primarily a result of the realization of profits from two quarters of diamond sales subsequent to the commencement of commercial production that occurred at the beginning of the third quarter. In the prior year, the Company's focus was on development of Diavik, with its primary source of income being interest income on cash holdings.

In November 2003, discussions with the owners of Harry Winston Inc. had progressed to the stage where a letter of intent was signed between Aber and the other parties regarding the staged acquisition by Aber of Harry Winston Inc., one of the world's leading luxury jewellery and watch retailers. On April 2, 2004 Aber announced the successful completion of the transaction resulting in the acquisition of a 51% controlling interest in Harry Winston Inc. for $85 million of which $20 million was in the form of additional working capital. Aber paid $40 million on closing of the transaction with the balance to be paid over a one year period following closing.    Founded in 1932, Harry Winston is one of the world's most prestigious diamond jewelers, known as "Jeweller to the Stars", and one of a handful of American luxury goods brands. The Harry Winston brand name is synonymous with the most famous gemstones and jewelry designs in the world, including the Hope Diamond, the Jonker Diamond, the Taylor-Burton Diamond, the Star of Sierra Leone and the Star of Independence. Headquartered on Fifth Avenue in New York, and with 2003 calendar year sales of approximately $130 million, the company maintains six salons in some of the most desirable shopping real estate locations around the world: New York City, Beverly Hills, Paris, Geneva, Tokyo and Osaka. On April 19, 2004 Aber announced the addition of Thomas J. O'Neill as the new CEO of Harry Winston Inc., as well as President of Aber, with Robert Gannicott remaining as CEO of Aber.

Also in November 2003, Aber announced that DDMI had presented an updated mine plan to the Joint Venture partners. The plan called for increased through-put from 1.5 million tonnes of ore to 1.7 million tonnes resulting in diamond production of 8.2 million carats for calendar 2004. The plan called for peak capacity of 2.0 million tonnes of processed ore to be achieved in calendar 2005. The enhanced production schedule required increased capital expenditures including the purchase of haulage trucks and an expansion of the processed kimberlite containment structure. Associated capital expenditures during calendar 2004 were projected to be C$38 million. The production increase from the A-154 pit advanced the need for the development of the A-418 pit and its water containment dyke, and the development of an underground mine plan capable of bringing the underground resource tonnage in A-154 North kimberlite pipe into reserve status. Outlined in the plan was a total C$140 million of capital expenditure for calendar years 2006 and 2007 for the construction of the A-418 dyke. Additional capital expenditure totaling C$25 million was assigned for calendar years 2005 and 2006 to the development of a production scale underground decline to access the lower levels of the A-154 South and A-418 pipes with the objective of assessing the feasibility of various underground mining methods. In March 2004, Aber announced a revision to the 2004 production forecast. An ongoing programme of delineation drilling of the A-154 South kimberlite pipe identified a shell of low-grade kimberlite mud surrounding the ore body and persisting to approximately the 320 metre bench level in the open pit. On the basis of a processing rate of 1.7 million tonnes for 2004, the projected diamond production, based on the March 2004 revised forecast, is expected to be in the mid to upper range of 7 to 8 million carats.

In July 2003, Aber reported that a sample of 11,771 carats of diamonds were recovered from the low grade upper section of the A-154 North kimberlite pipe and valued by WWW International Diamond Consultants Ltd. at a price of $82 per carat. The overall resource grade of the A-154 North pipe, estimated from the large diameter drilling campaign undertaken during the pre-feasibility work, is 2.4 carats per tonne with a total of 27.5 million carats being contained within 11.5 million tonnes. Aber's Bankable Feasibility Study of May 2000 incorporates only 4.5 million carats of A-154 North into reserves, contained within 1.3 million tonnes of probable ore at a grade of 3.5 carats per tonne. This was calculated on the basis of a price estimate of $33 per carat derived from a parcel of only 157 carats of diamonds. The A-154 North bulk sample valuation result is a component in the ongoing work to assess the feasibility of bringing the underground resource tonnage of A-154 North to reserve status.

During the 2002 calendar year, Diavik completed its construction phase and moved into full scale commissioning of the mine, process plant and all support facilities, ahead of schedule and comfortably within budget.

The four-kilometre-long dike enclosing the area of the first two orebodies to be mined, A-154 South and A-154 North, was completed in mid summer of calendar 2002. This substantial civil engineering project accounted for almost half of Diavik's capital cost and was the principal project completion risk item. The water behind the dike and overlying the orebodies was removed during the third quarter of the 2002 calendar year, with water discharge quality being controlled by processing in a water treatment facility as required. The pre-stripping of the lake bottom and glacial sediments overlying the open pit mining area was started in the third quarter of calendar 2002 and the first diamond bearing kimberlite was exposed in November 2002.

The access to mineralized kimberlite allowed early pre-commissioning of the processing plant to proceed during late November and December 2002 with the first parcel of 106,320.76 carats of diamonds being reviewed by the Canadian Government Diamond Valuer in late January 2003 at the Project Production Splitting Facility in Yellowknife. Aber's 40% share of these diamonds was sorted in Toronto during February 2003 and sold during March 2003 to Tiffany & Co., with whom Aber has a long-term sales contract, and to the Antwerp market. The average price received was $96.22 per carat, which compares favourably to the $79 per carat predicted by the May 2000 Bankable Feasibility Study. Approximately half of this improvement is attributable to improved diamond quality compared to the Feasibility Study projections, with the other half being due to an under recovery of small, low value diamonds. During the ongoing process plant commissioning, improvements were being made to the small diamond recovery circuit with the objective of delivering 99% of contained value in full production.

Early production from the Diavik Mine was from above the formal ore reserve blocks. The material processed to the end of January 31, 2003 consisted of fine-grained kimberlite ash, mixed with relic lake bottom sediments from the shallow lake that overlay the site of the kimberlite eruption that took place some 53 million years ago. Despite the intervening time period, this material never consolidated into lithified rock. It had the character of loose sand and was not recovered during the core drilling phase of the orebody delineation, and, as such, was outside the initial reserve estimate. During the initial stages of the mine commissioning process, the feed delivered to the process plant continued to be an unpredictable mixture of kimberlite ash and some ore reserve kimberlite mixed with glacial and lake bottom sediments. Although this had the effect of delaying the full-scale production of diamonds at reserve grades, it resulted in recovery of additional diamonds beyond the ore reserve estimates.

During Aber's 2003 fiscal year, the Company completed the purchase of real property (land and building) in Toronto, Ontario for a portion of its operations, for a purchase price of C$23.6 million, including all costs of acquisition. In connection with this, the Company assumed an existing first mortgage in the amount of C$11.1 million.

In December 2000, Diavik Diamond Mines Inc., the operator of the Diavik Mine, completed a detailed construction program for 2001 and 2002, with the objective of advancing commercial production into early 2003. In October 2001, the 3.9 kilometre-long rock berm surrounding the A-154 South and North kimberlite pipes, the principal construction risk of Diavik's development, was completed.

In February 2001, Aber sold its 32.24% interest in the Snap Lake project to the majority interest holder and project operator, De Beers Canada Mining Inc., for $114 million (C$173 million), providing Aber with essential additional equity funds to fulfill its Diavik Project funding requirements.

Item 3:    Description of the Business

General

With the commencement of operations at Diavik and the constant stream of diamonds to Aber, the Company is positioned as a diamond marketing company supplying a Canadian product to the global diamond market. The Company's primary attention is focused on maximizing the value of its share of diamond production. Exploration and development interests remain with Diavik.

The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. DDMI is the operator of the Diavik Joint Venture and holds the remaining 60% interest.

Commercial production at Diavik, defined by the attainment of certain production and sales performance measures related to the Diavik Mine including physical project completion, a sustained level of mining and diamond processing activity and sales channel readiness was achieved by August 1, 2003. Therefore, the financial statements of the Company for the year ended January 31, 2004 reflect six months of commercial activity relating to Diavik.

The core value of the production from the Diavik Mine is in large, white gems. High (white) colours are characteristic throughout the production in all qualities, including the cheaper ranges of diamonds. Every diamond mine, to some extent, produces a broad range of diamond qualities. Although larger, white diamonds form the core of the value of the production from Diavik, on a volume basis, white diamonds in lower qualities predominate. A substantial volume of brown diamonds in all sizes is also present.

Sales and Marketing

March 2004 marked the anniversary of Aber's first year of rough diamond sales. The Company sells its diamonds by means of two sales channels: (i) directly to Tiffany & Co. ("Tiffany"), and (ii) to the Antwerp open market, through a wholly owned subsidiary, Aber International N.V. (previously known as Aber Overseas N.V.). The Company formed a strategic alliance with Tiffany, a world leader in retail sales of high quality diamond jewelry, in July 1999. The Aber-Tiffany agreement involved a C$104 million private placement of Aber equity and a 10-year diamond purchase agreement providing for a minimum purchase by Tiffany of $50.0 million per year, commencing at the beginning of commercial production from the Diavik Project. As of June 9, 2004 Tiffany owned 8,000,000 common shares of Aber, representing approximately 13.9% of the issued and outstanding common shares of Aber. Sales to Tiffany represented approximately 11% of diamond sales for Aber in the last fiscal year.

In January 2002, Overseas Diamonds N.V., a leading Antwerp diamantaire and diamond manufacturer, and Aber formed Aber Overseas N.V., formerly known as CanaDiam N.V., to market a portion of Aber's share of the diamond production from the Diavik Mine. Aber Overseas N.V. was owned 51% by Aber and 49% by Overseas Diamonds. During the quarter ended April 30, 2003, Aber concluded an arrangement whereby Aber Overseas N.V. was restructured such that it became a 100% owned subsidiary of the Company. Coincident with the acquisition of the remaining 49%, Aber Overseas N.V. was renamed Aber International N.V. ("Aber International"). Aber International is currently positioned to act as a rough diamond dealer, supplying a wide range of product priced and assorted with flexibility, reflecting current market conditions to a clientele located in the major diamond centres of Belgium, India, and Israel.

Aber International has developed a base of approximately 30 clients derived from all the world's major cutting centres, and as the Company's chosen customers they all share Aber's vision of a dynamic and growing market for diamonds. Their skills not only include excellence in the craft of cutting and polishing diamonds but also a proven expertise in marketing and distributing polished diamonds.

The majority of Aber's clients are based in India and Israel and are diamond manufacturers rather than dealers. Many have significant jewelry manufacturing interests. Aber's clients are attracted to the high (white) colour range that has become the market signature of the Diavik Mine production. These high colour diamonds are not only suited to the traditional taste of the US diamond jewelry market, the world's largest, but are also attractive to the domestic Indian jewelry market which continued to grow at rapid pace during calendar 2003.

Competitive Conditions — The Diamond Market

The Rough Market

Sales of Diavik Mine production entered the rough diamond market in calendar 2003, a year which was very much influenced by the Supplier of Choice ("SOC") strategy of De Beers' Diamond Trading Company ("DTC"). This strategy aims to stimulate demand through increased marketing by companies in the downstream portions of the diamond industry. To accomplish this end, De Beers have channeled rough diamonds towards a smaller list of clients whom De Beers believes have demonstrated market making abilities. At the end of the year, the DTC client list was reduced from 105 clients to 84. By the same time, De Beers had completed their process, begun in 2000, of selling down their rough diamond stockpile to working inventory levels. With BHP-Billiton and Rio Tinto continuing their strategy of selling the bulk of their production to a restricted client base there has been a reduction in the availability of rough diamonds in the market. Therefore, rough diamond demand in calendar 2003 remained resilient despite a polished market that languished due to economic uncertainties and ongoing military conflicts. This attractive rough diamond demand climate, as well as the technical characteristics of the Diavik Mine production, has allowed both Aber and Rio Tinto to assume unlimited market demand in sales projections for Diavik Mine product, under a range of reasonable production scenarios.

The Polished Market

The polished market in calendar 2003 saw growth in volume and, ultimately, a corresponding growth in pricing. During 2001/2002, the additional rough diamond produced by De Beers' destocking process was taken up into an expanded manufacturing base on lengthened credit terms. By 2003, the resulting polished had found its way through the diamond pipeline. Accordingly, by early 2004 the now expanded market was experiencing a shortfall in polished supply, with resultant increased prices, especially in the larger whiter goods.

This supply shortfall came at the same time as renewed economic growth in the key polished diamond markets, such as the US, and at a time when De Beers' demand-side oriented SOC strategy began to have impact. These factors resulted in a 7% growth in global retail sales of diamond jewelry, helped in a significant way by a 22% spurt in India. US sales figures showed a healthy 6.5% growth. The SOC strategy has led the market to become increasingly focused on strong product ideas and effective marketing.

The calendar year 2003 also saw the emergence of the domestic Indian and Chinese retail markets as unique growth opportunities for the future. The developing culture in China for diamond wedding bands supports continued optimism for the future growth of women's diamond jewelry in this expanding market.

Throughout the world, greater investment by the trade in marketing and branding is driving demand for diamond jewelry and helping diamonds to gain a larger share of the luxury goods sector. This is a development recognized and fostered by De Beers as they enter the downstream retail sector themselves through the De Beers L.V. joint venture with partner LVMH Moet Hennessy Louis Vuitton. It is a development also recognized by Aber, and is a key rationale for Aber's entry into the retail sector through the staged acquisition of Harry Winston.

Supply and Demand

While the De Beers influence was evident in the strategic evolution of the market throughout the past year, its share of the rough diamond market continued its long-term decline in 2003. The De Beers share of world rough diamond sales is now estimated by market analysts at close to 60%, compared to a high of 85% in the mid-eighties. The most recent decline has been due predominantly to the entry of Canadian production which by the end of calendar 2003 was already the third largest in the world, behind only Botswana and Russia. In calendar 2003, Canada's diamond production was estimated at 9% of world supply. In calendar 2004, Canada's contribution to world supply will grow further still, with the Diavik Mine alone (on a 100% basis) contributing an estimated 7%. Conservative supply and demand scenarios, accounting for the new Canadian mines under development as well as the uncertainty in Angolan and Russian output, suggest a supply deficit in the short to medium term. No large scale new diamond operations on the scale of the Diavik Mine are anticipated during this period. At the same time, the market for diamond jewelry is expected to continue its growth rate in excess of world GDP as consumer demographic trends and the new marketing initiatives within the industry take hold. It is anticipated that over the medium to long term this supply deficit will produce an upward pressure on diamond prices, although short-term cyclicality in pricing for individual diamond items is expected.

The Canadian Diamond Industry

The Canadian diamond industry continues to develop on each of the production, cutting and polishing, jewelry manufacturing and retail levels. In 2003, the Government of the Northwest Territories and the Government of Quebec co-sponsored an interprovincial series of consultations aimed at establishing a National Diamond Strategy. This process is designed to study and address the potential for a viable secondary industry of cutting and polishing factories in producer regions. Aber, along with the other Canadian producers and many professional industry organizations, considers the potential for a diamond manufacturing industry in Canada to be limited owing to the competition provided by low-cost, high-skill manufacturing centres such as India and China. In parallel with the interprovincial study, the federal government departments Natural Resources Canada (NRC) and Indian and Northern Affairs Canada (INAC) are co-sponsoring a fact based study, the National Diamond Study, to review opportunities for value added within the diamond industry in Canada. The results of both studies are expected in late 2004.

Attempts continue to develop the market for polished diamond brands based on Canadian origin. Many such brands are now distributed and sold in jewelry stores in Canada and overseas. Anecdotal evidence suggests a price premium exists for such brands within the domestic Canadian market, and the Canadian brand does appear to have potential to become a successful niche product in targeted markets such as Japan. It is less clear, however, that a true value premium exists within the all important US market for Canadian diamonds. It is further unclear that sufficient benefit exists on the polished brand to provide an improved margin on the sale of Canadian rough diamonds. Aber remains open to supporting such branding programs through targeted supply of rough diamonds to clients pursuing Canadian marketing initiatives, and Aber supports the efforts of the Canadian Diamond Code of Conduct to establish and maintain an authenticated system of warranties for diamond origin. Aber does not at this time, however, intend to pursue a direct branding strategy itself based on the Aber name or the Canadian origin of Diavik Mine production.

Employees

Aber had 61 employees and Harry Winston had 210 employees as of June 9, 2004. The employees are not unionized. There were no strikes in the past year and management considers the relationship of Aber and Harry Winston with its employees to be excellent.

Diavik personnel are employed by DDMI and not by Aber.

Real Property

During Aber's fiscal 2003 year, Aber completed the purchase of real property (land and building) in Toronto, Ontario for a portion of its operations, for a purchase price of C$23.6 million, including all costs of acquisition. In connection with this, the Company assumed an existing first mortgage in the amount of C$11.1 million. As at January 31, 2004, C$10.6 million remained outstanding.

Risk Factors

Aber is subject to a number of risks and uncertainties as a result of its operations, including, without limitation, the following risks:

Nature of Mining

The operations of the Diavik Diamond Mine will face risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in: personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays in mining production; monetary losses and possible legal liability. Hazards, such as unusual or unexpected rock formation, rock bursts, pressures, flooding or other conditions may be encountered in the drilling and removal of ore.

The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company's profitability.

Joint Venture

The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint venture between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures. These risks to Aber include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. DDMI has a 60% interest in the Diavik Mine and has a controlling vote in virtually all Joint Venture management decisions respecting the development of the Diavik Mine and the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company, which the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company's interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Regulatory and Environmental Risks

The operation of the Diavik Mine and exploration activities at the Diavik Property are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, increase costs and/or cause a reduction in levels of production from the Diavik Mine.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent Aber is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

The Company's figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Licences and Permits

The operation of the Diavik Mine and exploration on the Diavik property requires licences and permits from the Canadian government. There can be no guarantee that Aber and/or DDMI, the Company's joint venture partner and the operator of the Diavik Mine, will be able to obtain or maintain all necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Diamond Prices

The profitability of Aber is dependent upon production from the Diavik Mine. The value of the production from the Diavik Mine will be significantly affected by changes in the worldwide market price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including the influence of the world's largest diamond producer, De Beers Consolidated Mines Ltd.

Insurance

Aber's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of processed diamonds, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine and Aber's operations, the insurance in place will not cover all the potential risks associated with the operations of the Company or the Diavik Mine. It may not be possible to maintain insurance to cover insurable risks at economical premiums.

Currency Risk

Currency fluctuations may affect the Company's financial performance. Diamonds are sold throughout the world based principally on a US dollar price, and although the Company now reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by Aber, are incurred in Canadian dollars. Aber's currency exposure relates primarily to expenses and obligations incurred in Canadian dollars. The appreciation of the Canadian dollar against the US dollar can therefore be expected to increase the expenses of the Diavik Mine relative to the revenue Aber will receive from diamond sales.

From time to time the Company uses a limited number of derivative financial instruments to manage its foreign currency exposure.

Reliance on Skilled Employees

Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

Aber's success at marketing diamonds, including the success of Harry Winston at the retail level, is dependent on the services of key executives and skilled employees, and the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company's inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

Acquisition of Harry Winston

During the first quarter, the Company completed the acquisition of a 51% interest in Harry Winston. As a result of this acquisition, the Company will be required to expand its senior management team, as well as its administrative and operations staff. The Company will now also be exposed to risks associated with the business of a luxury goods diamond and jewelry retailer, including, but not limited to: seasonality, sensitivity to general economic trends and conditions, particularly with respect to the US and Japanese economy and risks relating to declines in consumer spending. The Company will also be exposed to the risk of competition from other luxury goods diamond and jewelry retailers, many of which have greater economic resources than Aber and the other owners of Harry Winston.

Mineral Properties

Aber has mineral interests in a few geographically distinct properties. However, only the DDMI-Aber block of the Diavik Property, which is set out in Table 2, is under development and considered to be material to Aber. As at January 31, 2004, the Diavik Property was carried on Aber's balance sheet with a book value of $206.1 million. Book value is the cumulative expenditures on a property, less amortization and any write-downs recorded to reflect a longer-term view of potential recoverable value. The book value is not necessarily indicative of the fair value.

Upon commencement of commercial production, certain balance sheet amounts relating to producing assets were reclassified from deferred mineral property costs to the appropriate section of the balance sheet: inventory and capital assets. The total deferred mineral properties are currently being amortized based significantly on the units of production method.

On January 31, 2001, Aber held a 32.24% interest in the Snap Lake Northwest Territories diamond project. Aber's interest in the Snap Lake Project was sold to De Beers Canada Mining Inc. for US$114 million (C$173 million) in February, 2001. Aber recorded a gain of approximately C$85 million after taxes in respect of this transaction in the first quarter of fiscal 2002.

Table 1: Deferred Mineral Property Costs
(in $000s)

2004			2003
Cost	Accumulated Amortization	Net book value	Cost	Accumulated Amortization	Net book value
$222,193	$16,120	$206,073	$385,563	$—	$385,563

The Diavik Diamond Mine

Technical Information

The scientific and technical disclosure contained herein, relating to mineral resources and reserves on the Diavik Diamond Mine has been derived from the May 2000 Bankable Feasibility Study.

Property Description and Location

The Diavik Diamond Mine is located approximately 300 km northeast of the City of Yellowknife, NT, and approximately 30 km southeast of the BHP-Billiton Ekati Diamond Mine, which began operations in October 1998. The Diavik minesite is contained on the 20 sq. km East Island, which is located in the eastern end of Lac de Gras. This remote site is located within the sub-Arctic Barren Lands of the Northwest Territories, an area with a harsh climate and few communities.

In June, 2001, DDMI began a two-year program to convert mineral claims within the Diavik claim block to mining leases. This program was completed in August, 2002. As of January 31, 2004, Diavik mineral claims and mining leases totaled 652,577.3 acres within seven claim blocks (the "Diavik Property").

Following is a map of the Diavik area. A summary of Aber's interest in the blocks is contained in Table 2. For details about each of the blocks, see page 17.

Diavik Property Map

Table 2: Diavik Property Information
as of January 31, 2004

Block Name	Block Size	Aber's Interest
Aber-DDMI	384,119.8 acres	40%
Commonwealth	122,223 acres	44.4%
Tenby	100,049 acres	35%
Pure Gold North	20,560 acres	20.4%
Pure Gold South	5,059 acres	22%
Westfort	12,819 acres	20.4%
KRL	7,747.5 acres	20.4%

Total	652,577.3 acres

Diavik Claim Blocks

Aber — DDMI Block: In late 1991 and early 1992, Aber staked the Aber-DDMI block, the largest of the Diavik Property blocks. Aber held a 100% interest until 1995 when, under the terms of the Diavik Option Agreement, Kennecott Canada Inc. ("Kennecott") earned a 60% interest in Aber-DDMI block, thereby reducing Aber's interest to 40%. In 1996 and 1997, those mineral claims containing the four project kimberlite intrusions, and those claims adjacent to the project area, were legally surveyed and converted to mining leases. Mining leases, granted by the Government of Canada, are issued for an initial term of 21 years, at which time they may be renewed for an additional term of 25 years. Mining leases containing the Diavik Diamond Mine kimberlites will be due for renewal in 2017 and 2018. In 2001 and 2002, a legal surveying program was completed to convert the remaining mineral claims within the block to mining leases. These leases will be due for renewal in 2023 and 2024.

Commonwealth Block: In 1992, Aber obtained a 51% interest in the Commonwealth block, which is contiguous to, and immediately south of the section of the Aber-DDMI block containing the four Diavik Diamond Mine kimberlite pipes. Aber obtained its initial interest by agreement with other participants in the initial staking program. This interest was increased to 75% in 1994, when Aber amalgamated with Commonwealth Gold, which held a 24% interest in the block. Aber held this interest until 1995 when, under the terms of the Diavik Option Agreement, Kennecott earned a 60% interest in Aber's original 51% interest, thereby reducing Aber's interest to 44.4%. No reserve is estimated for this block, for which an assessment has not yet been completed. In 2001 and 2002 the Commonwealth claims were legally surveyed, prior to conversion to mining leases. These leases will be due for renewal in 2023 and 2024.

Tenby Block: In 1992, Aber obtained a 25% interest in the Tenby block, which is contiguous to and immediately south of much of the Aber-DDMI block. Aber obtained its initial interest by agreement with other participants in the initial staking program. This interest was increased to 50% in 1994, when Aber amalgamated with Commonwealth Gold, which held a 25% interest. Aber held this interest until 1995 when, under the terms of the Diavik Option Agreement, Kennecott earned a 60% interest in Aber's original 25% interest, thereby reducing Aber's interest to 35%. No reserve is estimated for this block, for which an assessment has not yet been completed. The Tenby claims were legally surveyed in 2001 and 2002, prior to conversion to mining leases. These leases will be due for renewal in 2023 and 2024.

Pure Gold North Block: In 1992, Aber obtained a 51% interest in the Pure Gold North block by agreement with other participants in the initial staking program. Aber held this interest until 1995 when, under the terms of the Diavik Option Agreement, Kennecott earned a 60% interest in Aber's interest, thereby reducing Aber's interest to 20.4%. No reserve is estimated for this block, for which an assessment has not yet been completed. These claims were legally surveyed in 2002, prior to conversion to mining leases. These leases will be due for renewal in 2024.

Pure Gold South Block: In 1992, Aber obtained a 55% interest in the Pure Gold South block by agreement with other participants in the initial staking program. Aber held this interest until 1995 when, under the terms of the Diavik Option Agreement, Kennecott earned a 60% interest in Aber's interest, thereby reducing Aber's interest to 22%. No reserve is estimated for this block, for which an assessment has not yet been completed. The Pure Gold South claim block was legally surveyed in 2002, prior to conversion to mining leases. These leases will be due for renewal in 2024.

Westfort Block: In 1992, Aber acquired a 51% interest in the Westfort block by agreement with other participants in the initial staking program. Aber held this interest until 1995 when, under the terms of the Diavik Option Agreement, Kennecott earned a 60% interest in Aber's interest, thereby reducing Aber's interest to 20.4%. No reserve is estimated for this block, for which an assessment has not yet been completed. In 2002 these claims were legally surveyed, prior to conversion to mining leases. These leases will be due for renewal in 2024.

KRL Block: In 1992, Aber acquired a 51% interest in the KRL block by agreement with other participants in the initial staking program. Aber held this interest until 1995 when, under the terms of the Diavik Option Agreement, Kennecott earned a 60% interest in Aber's interest, thereby reducing Aber's interest to 20.4%. No reserve is estimated for this block, for which an assessment has not yet been completed. The KRL claims were legally surveyed in 2002, in preparation for conversion to mining leases. The leases will be due for renewal in 2024.

Diavik Joint Venture Agreement

Rio Tinto's involvement at Diavik dates back to June 1992, when Kennecott, a wholly owned subsidiary of Rio Tinto, signed the Diavik Option Agreement to earn a 60% interest in the Diavik Property. On March 23, 1995, Aber and Kennecott signed the Diavik Joint Venture Agreement pursuant to which Kennecott became the manager of the Diavik Joint Venture. On November 29, 1996, DDMI replaced Kennecott as 60% owner and as manager for the Diavik Joint Venture.

Under the Diavik Joint Venture, the project manager (the "Manager") reports to a management committee consisting of one member appointed by DDMI and one member appointed by Aber, with voting power equal to the participating interests. DDMI is responsible for development of the Diavik Diamond Mine and supplies information to Aber on a regular basis about the Diavik Diamond Mine's progress. Aber pays 40% of project costs and has the right to receive in kind 40% of any diamonds produced.

Aboriginal Issues and Local Resources

        The Diavik Diamond Mine is located on land administered by the Canadian government and subject to Aboriginal land claims. Five Aboriginal groups have asserted land claim interests in the Lac de Gras area. These groups include the Treaty 11 Dogrib Council, the Lutsel K'e Dene First Nation, Yellowknives Dene First Nation, the North Slave Metis Alliance and the Kitikmeot Inuit Association.

With increasing recognition in Canada of Aboriginal rights to land, the federal government created legislation giving Aboriginal people the right to share in the regulation of natural resource development, including land and water use licensing of mining projects. A major federal legislative initiative, the Mackenzie Valley Resource Management Act, became law in December 1998, succeeding the Canadian Environmental Assessment Act as the legislative authority regulating the Diavik Diamond Mine on March 31, 2000.

DDMI has negotiated private "Participation Agreements" with each of the five Aboriginal groups, under a policy based on mutual respect, active partnership and long-term commitment. The Participation Agreements provide mine-related training, employment, business development, and capacity-building opportunities to members of the five Aboriginal groups, and provide DDMI with "quiet enjoyment" provisions for the construction and operation of the Diavik Diamond Mine. All five Aboriginal Participation Agreements have resulted in training, employment, and business opportunities, and relations with the Diavik Mine's neighbouring communities are very positive.

DDMI, on behalf of the Diavik Joint Venture, contributes scholarship funding and donations of approximately C$250,000 annually.

DDMI as a northern Canadian business, has a policy of maximizing the number of employees from the North, including the Aboriginal communities. During the mine construction phase, Diavik exceeded its northern hire expectations. Construction provided an average of 800 jobs annually, of which over 40% were filled by northern residents, and of these approximately half were Aboriginal northerners. The Diavik Mine is expected to employ over 500 workers annually over its expected life, with direct annual wages exceeding C$30 million. Employment of northern residents, and in particular Aboriginal residents, is a priority, and DDMI has committed to use best efforts to fill 66% of the mine's jobs with northern residents and 40% thereof with Aboriginal northerners.

Production Royalty

        Aber is obligated to pay third party royalties aggregating 2% of the net value of its share of the output from the Diavik Diamond Mine.

Accessibility, Climate, Infrastructure and Physiography

A 1,600-metre long airstrip affords regular access to the Diavik mine by fixed wing aircraft. The airstrip is capable of accommodating large transport and passenger aircraft. Personnel are transported to and from the site, from a number of northern communities, by small commuter aircraft. Weekly service to and from Edmonton is provided by way of Boeing 737 aircraft.

The Diavik Property is accessible, in winter, by truck, via a 425 kilometer-long "ice road." This winter road, typically in operation during February and March, links a number of mining, exploration and outfitting camps with Yellowknife. For safety and environmental reasons, the speed on the ice road is limited to 30 kilometres per hour for loaded trucks and 40 kilometres per hour for unloaded trucks. The majority of supplies required for the mine, including, fuels, lubricants and explosives, are transported over this road. An estimated 50,000 tonnes of freight, some 2,000 truck loads, are required annually to supply the Diavik Property. The 2004 winter road program included transport of just under 1,500 truck loads with 53,000 tonnes of freight.

The mean annual temperature at the Diavik Property is -12 degrees Celsius. Temperatures in the summer months may, however, be in excess of 25 degrees Celsius. The average minimum temperature is -35 degrees Celsius in January, although extremes may be below -50 degrees Celsius. The mean annual precipitation is approximately 375 mm, 60% of which falls as snow. The project site is generally windy with the 100 year extreme exceeding 90 km / hr. Available daylight ranges from a minimum of four hours per day in December to a maximum of 22 hours in June.

A permanent accommodation complex with 264 private rooms and kitchen and recreational facilities was completed in early 2003. An extension to one wing of the accommodations complex is currently under construction. The accommodation complex has access to the plant and maintenance/administration building via enclosed corridors. A portion of the 700-person South Construction camp will be retained to provide overflow accommodation capacity and will be used during peak construction activities such as the construction of the A-418 and A-21 dikes.

The maintenance shops, warehouse and the administration offices are located in a common building. The maintenance shops have 10 bays and can accommodate 218 tonne trucks. Included are a wash bay, welding bay and tire repair bay. Separate shops are also included for plate welding, machining and electrical repair. Bulk lubrication is stored in a separate building for fire protection.

The administration offices and the geochemical and environmental laboratory are located on the building's second and third floors.

Power

Five 4.4 MW diesel generators provide electrical power. In addition, four 1.25 MW standby generators serve as backup and for phase balancing under partial load conditions. Waste heat is recovered from the generators for general heating requirements. Three 700 hp diesel powered boilers augment heating requirements.

Processed Kimberlite Containment (PKC)

Fine and coarse processed kimberlite is deposited in the PKC area. This containment is provided by damming off both ends of a natural depression located directly south of the sediment and clarification ponds. Fine processed kimberlite is pumped from the ore processing plant and is then discharged through a spigot to create a standard beach / water pond disposal. Coarse processed kimberlite is hauled in trucks and is currently being placed north of the pond. In later years the material will be placed to the south of the pond.

Water Management

Lake bottom sediments dredged from the A-154 dike footprint were deposited in the designated sediment pond located between the PKC and the north country rock pile. Water from the sediment pond filters through a specially constructed dike into the clarification pond. Decanted water from the clarification pond is then pumped into the north inlet, provided the water quality meets required criteria.

The north inlet is being utilized to provide water storage prior to discharge into Lac de Gras. The north inlet water treatment plant, located at the southeast corner of the inlet pond, is used to control the quality of the water released into Lac de Gras.

Project History

The four mineral claims hosting the four Diavik Diamond Mine kimberlites were staked in November, 1991, with additional claim staking extending into May, 2002.

In August 1999, Aber reported the results of the Manager's Production Feasibility Study, which was prepared by Nishi-Khon/SNC Lavalin. In January 2000, Aber engaged SNC-Lavalin Engineers & Constructors ("SNC") to complete the feasibility study in a bankable format (the "Bankable Feasibility Study"). SNC's report incorporates an independent report on ore reserves prepared by Agra-Simons MRDI ("MRDI"). The MRDI report in turn incorporates a report on the value of the Diavik diamond samples prepared by WWW Diamond Consultants Ltd. The Bankable Feasibility Study was completed in May 2000 and confirmed the mine plan, including capital and operating costs as detailed in the Manager's Production Feasibility Study. Details of the study are reported below in the following sections.

In December 2000, Aber and DDMI announced the decision to proceed with the development of the Diavik Diamond Mine. This decision followed a year of progressive resolution of permitting issues with the most complex and important issue being the Type "A" Water Licence. This license was issued for the Diavik Diamond Mine in August 2000, with associated engineering and management plans required under the licence being approved by the Mackenzie Valley Land and Water Board three months later. This permitting allowed work on site to progress from site preparation to formal construction.

In December 2000, DDMI completed a detailed construction program for 2001 and 2002 with the objective of advancing commercial production in early 2003. The most critical individual item affecting an advanced production schedule was the completion of the A-154 dike construction program in 2001, followed by de-watering of the A-154 pool in mid 2002 and clearing of the lake till overburden thereafter to gain access to the diamond bearing kimberlite ore below. In October 2001, the 3.9 kilometre-long rock berm surrounding pipe A-154 South and the North kimberlite pipes, the principal construction risk of the Diavik Diamond Mine development, was completed. De-watering of the A-154 pit began in mid 2002 and was completed in the fall of 2002, with open pit mining of the A-154 South kimberlite beginning in late November, 2002.

The estimated capital cost to build the Diavik mine, at a feasibility level (+/-15%), was C$1.3 billion. The final cost was C$1.27 billion.

Geological Setting

Regional Geology

        The Precambrian geological setting of the Diavik Diamond Mine kimberlites is typical of the central portion of the Slave Province of the Canadian Shield. Three main Archean aged rock suites occur at the property: (1) greywacke to mudstone metaturbidites, (2) tonalite/quartz diorite and (3) two — mica granodiorite to granite. These supracrustal rocks are cut by five Proterozoic aged diabase dyke suites, the most prominent being the northwest trending Mackenzie diabase dykes. Kimberlites appear as discrete bodies cutting both the Archean and Proterozoic aged rocks.

Property Geology

        The geological setting of East Island is dominated by three distinct Archean aged rock types. Steeply dipping, greywacke to mudstone turbidites are preserved in a northwest — southeast trending corridor extending through the central part of East Island. The 2610 -2600 million year old tonalite/quartz diorite complex, prevalent on the southern portion of East Island, and host to the A-21 kimberlite, has intruded the metaturbidite terrane as a steep sided stock.

        The 2590 -2580 million year old granite to granodiorite suite, underlying much of the northern part of East Island, and hosting the A-154 South, A-154 North and A-418 kimberlites, occurs as a dyke and sill complex. This complex has split and separated the metaturbidites, both horizontally, and vertically, into variably sized blocks.

        Three Proterozoic diabase dyke sets cut the Archean stratigraphy. These sets include the northeast trending Malley (or Contwoyto, 2,230 million years old), the north northeast trending Lac de Gras (ca. 2,020 million years old), and the northwest trending Mackenzie dykes (1,270 million years old).

        Glacially deposited material in the project area is dominated by till deposits associated with the retreat of the Laurentide ice sheet. This glacial retreat is thought to have occurred between 14,000 and 8,500 years ago.

Kimberlite Geology

        The Diavik Diamond Mine diamond resource is hosted within four kimberlite pipes: A-154 South, A-154 North, A-418 and A-21, located within shallow waters of Lac De Gras, immediately offshore of East Island.

        The Eocene aged (54 - 58 million years) Diavik Diamond Mine kimberlites occur as steeply inclined to vertical cone-shaped intrusions. The pipe walls are interpreted to incline at angles between 78 and 84 degrees, and are assumed to be converging to root zones at depth. The surface expressions to the pipes are roughly circular to elliptical and less than 2 hectares in area. The Diavik Diamond Mine kimberlites are aligned along an approximate Az 030 degree trend.

        The Diavik kimberlites contain interpreted crater and hypabyssal facies rocks. Pyroclastic and resedimented volcanoclastic rocks are the dominant lithologies, with hypabyssal kimberlite generally restricted to the margins of the kimberlite. The upper surface of the A-154 South kimberlite, based upon recent excavations, appears to be characterized by bedded sequences of tuffs, tuff breccias and resedimented volcanoclastic rocks. Exposed beds suggest individual bedding thicknesses are in the order of 3.0 to 4.0 m. Bedded units appear to dip, at varying angles, toward the center of the kimberlite. The upper, exposed, portion of the A-154 South kimberlite contains a high proportion of fine grained, mud rich kimberlite, which continues in the form of an enveloping annulus at the margin of the pipe and down to the 320m elevation. Dilution by country rock xenoliths appears to be minor, and may be more prevalent at the top of the kimberlite, due to the incorporation of Cretaceous aged mudstone clasts. The contact with the encompassing host rocks is typically sharp, with visible alteration restricted to a 1.0 - 2.0 m wide contact zone.

Exploration

        Kimberlite exploration strategies on the Diavik Property focus upon the evaluation of over 1,800 geophysical anomalies, defined through two detailed property wide airborne geophysical surveys in 1992 and 1997. Priority is placed upon the evaluation of geophysical anomalies within 30 km of the Diavik Property.

        The 1992 survey, flown at a nominal line spacing of 150 m, was completed by Aerodat Ltd. In 1997 the property was re-surveyed, with flight lines at a nominal 100m line spacing. This work was contracted to Dighem Surveys Ltd. Geophysical anomalies defined by these surveys are ranked on the basis of their magnetic and electromagnetic signature. The higher priority anomalies are then assessed through detailed, ground based total field magnetic and electromagnetic surveys. Potential kimberlite targets defined through this process are then tested through diamond drilling.

        By the end of December 2002, ground geophysical surveys had been completed on 519 geophysical anomalies on the Diavik property. One hundred and forty-one (141) ground geophysical targets had been drill tested, resulting in the discovery of 62 kimberlite bodies.

        In 2003 ground crews completed 58 magnetic, electromagnetic and gravity surveys generating 21 targets tested with 31 drill holes. No new discoveries were made. In late 2003, a detailed airborne gravity and magnetic survey utilizing the Bell Aerospace AIR-FTG™ system was conducted over a 224km2 area of the Diavik property to supplement the geophysical database. The results of this work have been incorporated in the 2004 exploration plan.

Mineralization

        Diamonds occur within all kimberlite lithologies, most commonly as disaggregated xenocrysts. A proportion of diamonds, so far undetermined, can also be expected to occur within eclogite and peridotite mantle nodules.

        Within the A-154 South kimberlite, no statistically significant variation in diamond grade or quality is discernable within the various crater facies lithologies. In the A-418 kimberlite, two distinct facies are recognizable in terms of grade and value: higher diamond grades are typically associated with coarser grained kimberlite units (Macrocryst-rich Kimberlite Breccia), while lower diamond grades are typically associated with finer grained, mud rich kimberlite units (Finely Bedded and Mud-rich, Lapilli-bearing Kimberlite).

Drilling

        Prospective ground based geophysical anomalies are drill tested using a light weight, helicopter portable, diamond drill rig. An angled diamond drill hole, usually between 80 and 120 m in length, is completed to test the extent of the magnetic or electromagnetic anomaly.

        If kimberlite is intersected during the exploration drilling, the core is geologically logged and sampled for microdiamond content. If sufficient microdiamonds are recovered additional diamond drilling is then completed to define the geometry of the kimberlite, to provide a more representative sample for microdiamond analysis and to provide an understanding of the kimberlite lithologies within the body.

        All kimberlite drill core obtained during the delineation phase is photographed, logged for geological and geotechnical purposes and sampled for microdiamond content. To obtain an initial estimate of the diamond grade within a kimberlite body, a reverse circulation drilling program is then completed. Typically three to four 35 cm diameter drill holes are completed to depths in the order of 250 m below surface. These drill holes return approximately 1.5 tonnes of kimberlite per 6.0 m of drilling. In an initial reverse circulation drilling program between 150 and 250 tonnes of kimberlite are collected for analysis.

Sampling Methods, Preparation and Security

        All kimberlite intersections obtained through diamond drilling are photographed, logged for geological and geotechnical information, and sampled for microdiamond analysis. The complete kimberlite intersection is sampled, with individual samples weighing approximately 10 kg. All kimberlite core is "split", with one half of the core being shipped for assay, and the other half retained for reference. In most kimberlite intersections, a 10 kg sample represents between 4.0 and 6.0 m of split drill core.

        The reverse circulation drilling program involves individual samples in the order of 1.5 tonnes. A kimberlite slurry is generated through the drilling process. This slurry, containing fine to coarse kimberlite grains, is pumped to a solids control shack, where it is passed over a vibrating screen to remove drill water, drill mud and fine, suspended particles. The kimberlite sample, approximately 1.5 tonnes in weight, is then collected in fabrene "megabags."

        Security personnel monitor all activities within the solids control shack, limiting access to authorized personnel. Security personnel are also responsible for securing, sealing and inventorying all megabags prior to shipment to the Diavik HMS (Heavy Media Separation) plant for processing.

Sample Analysis and Security

        Kimberlite samples collected from diamond drill core are shipped to the Kennecott Exploration laboratory in Thunder Bay, Ontario for caustic fusion microdiamond analysis. The caustic fusion process is a wet chemical procedure which includes the fusion of the 10 kg sample with sodium hydroxide, dissolution of the sample in potassium nitrate and neutralization with hydrochloric acid. This process reduces a 10 kg sample to an approximate 15 gm concentrate. The concentrate is washed and sieved to separate any diamonds present.

        All assay activities at the Thunder Bay laboratory are completed in accordance with a prescribed security policy which includes continuous monitoring, an audit program and the random search of personnel.

        Sealed megabags collected during the reverse circulation drilling program are transported to the Diavik HMS processing plant where the bags and seals are examined for any evidence of tampering and the samples are inventoried. All processing activities within the plant are monitored by security personnel and systems, with plant personnel subject to random searches.

        The Diavik HMS plant is comprised of a sample feed process, an HMS circuit and the final diamond sorting process and is designed to process 10 tonnes of material per hour.

        Kimberlite is crushed using a jaw crusher, followed by a roll crusher, to a nominal -20 mm fraction. The material is then passed through a scrubber which breaks down adhering clay and other friable material.

        The HMS circuit consists of a pump fed 200 mm cyclone which directs -20 mm, + 1 mm material into the circuit. The material drops into a mixing box where it is mixed with the density medium. The medium used is SAMANCOR 270D ferrosilicon. From the mixing box the material is pumped to a 200 mm DSM-design Ni hardened, dense medium cyclone which operates at 215 Kpa at a 20 degree angle. The heavy sinks, containing diamond and the float rejects, are discharged onto a divided screen. The sinks are screened by a pass through a 1 mm by 3 mm screen, the floats are screened by an 8 mm screen and a 1 mm by 3 mm screen.

        The heavy media passes through the 1 mm by 3 mm screen on the float and sink side and is recirculated to a surge tank. Rejects, -8 mm to +1 mm are directed to the tailings, +8 mm floats are directed back to feed preparation. The sinks pass to the diamond sorting room via a screw feed which deposits the concentrate into a vibrating heated conveyor which dries the concentrate prior to discharge into a Sweco screen surge bin.

        The surge bin feeds to a nest of screens, which generate +10 mm, -10 mm, +4 mm, -2mm and +1mm, -1mm products. This concentrate is then stored in stainless steel containers until further processing. The final product, -4 mm, is passed through a 2 — roll Permroll magnetic separator which removes the magnetic material. The second roll, at higher intensity, removes the para-magnetic material. This magnetic separation removes the concentrate volume by 80%.

        The concentrate volume is then passed through a Sortex machine which utilizes the X-ray fluorescent properties of diamonds to sort. The Sortex concentrate is then hand picked for diamonds.

Mineral Resource and Mineral Reserve Estimates

        As a result of Aber's Bankable Feasibility Study, the proven and probable mineral reserves have been estimated at 26 million tonnes containing 107 million carats, for an average reserve grade of 4.2 carats per tonne. The average diamond value is $65 per carat, or $271 per tonne, based on January 2000 diamond prices. Table 3 summarizes the overall mineral reserves estimated in May 2000 by MRDI.

Table 3: Diavik Diamond Mine Ore Reserve Summary

	Proven			Probable			Proven and Probable
Open Pit and Underground Mining
	Mt	Cpt	Mcts	Mt	Cpt	Mcts	Mt	Cpt	Mcts
A-154S	8.5	5.3	45.3	3.3	4.9	15.9	11.7	5.2	61.2

A-154N	—	—	—	1.3	3.5	4.5	1.3	3.5	4.5

A-418	5.1	3.2	16.4	3.6	3.6	12.8	8.7	3.4	29.3

A-21	—	—	—	4.0	3.0	11.7	4.0	3.0	11.7

Total	13.5	4.57	61.7	12.2	3.7	44.9	25.7	4.2	106.7

Note: Totals may not add up due to rounding
Source: Bankable Feasibility Study

        The Proven and Probable Mineral Reserves as shown in Table 3 and the measured, indicated and inferred resources shown in Table 4 below are based on the Bankable Feasibility Study of May 2000, prepared by SNC-Lavalin with an incorporated independent report on ore reserves prepared by Agra-Simons MRDI, now AMEC Mining and Minerals. Malcolm Thurston, Chief Geostatistician of AMEC Mining and Minerals, acted as the Qualified Person who supervised this study.

        The May 2000 reserve has subsequently been depleted through mining production of 3.8 million carats during the first year of operations. Delineation work by the project operator on the A-154 South and A-418 ore bodies, as well as the underground resource A1-54 North is ongoing to better establish an updated reserve statement, which will be prepared in conjunction with the DDMI 2005 Mine Plan in advance of the Company's 2005 fiscal year end results.

        The ore reserve estimates are based on estimates of capital and operating costs, and economic, mining, metallurgical, legal, environmental, social and government factors which have been assessed to a feasibility level of confidence. The reserve estimates are subject to revision upon material changes in the above-mentioned key assumptions.

        The majority of the reserves were evaluated using diamond prices based on a January 2000 valuation exercise in Antwerp, Belgium, conducted independently by WWW Diamond Consultants Ltd. with up to 5% deducted from diamantaires' selling prices in the valuation. The Year 2000 reserve prices were set at $79 per carat for pipe A-154 South and $56 per carat for pipe A-418. Previously reported 1995 price information was used for the valuations of $33 per carat for pipe A-154 North and $28 per carat for pipe A-21. The Bankable Feasibility Study notes: "There is a significant possibility that the conservative, risk adjusted average diamond values for A-154 North and A-21 used by MRDI in the Resource and Reserve Estimate underestimate the "true" values". Valuations involved a significant portion of the more than 21,000 carats extracted from Diavik between 1995 and 1997.

        In April 2003 Aber sold its first parcel of run of mine diamonds from the A-154 South pipe for $96.22/carat and subsequent sales continue to comfortably exceed feasibility expectations. In July 2003 Aber released the results of a market valuation of a bulk sample of diamonds taken from the top of the A154N pipe that yielded a price of $82/carat. The A-154 North bulk sample valuation was supervised by WWW Diamond Consultants Ltd.

        The Diavik reserves are held in mining leases under the Canada Mining Regulations. The Canadian government's environmental assessment review of the Diavik Diamond Mine was completed and approved in November 1999. The concluding report is a comprehensive review of the Diavik Diamond Mine's impact on climate, air, vegetation, terrain, wildlife, fish and water, heritage resources, communities and people and indicates that the Diavik Diamond Mine would not cause any significant or unmitigable environmental or socio-economic effects, and that the appropriate mining plan was selected.

        Table 4 reflects the estimate of mineral resources, to a depth of 420 metres, completed by MRDI and is stated according to the guidelines of the Joint Ore Reserves Committee (JORC) of the Australasian Institute of Mining and Metallurgy (AusIMM), currently the world's most rigorous reporting standard.

Table 4: Diavik Diamond Mine Resources

	Measured Resources		Indicated Resources		Inferred Resources
Kimberlite Pipe	Millions of Tonnes	Carats Per Tonne	Millions of Tonnes	Carats Per Tonne	Millions of Tonnes	Carats Per Tonne
A-154S	8.2	5.6	3.2	5.1	0.6	3.2
A-154N			6.9	2.6	4.6	2.1
A-418	4.9	3.4	3.6	3.8	0.6	3.5
A-21			4.4	3.1	0.6	2.7
Total	13.0	4.8	18.1	3.4	6.3	2.4

Totals may not add up due to rounding.

Reserves are a subset of measured and indicated resources that are part of an economic specific mine plan. Inferred resources cannot be included in reserves.

Source: SNC-Lavalin Engineers & Constructors' year 2000 Bankable Feasibility Study
Resource summary to -5 m elevation and at a nominal bottom cut-off on 1 mm square mesh.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mining Operations

        The Diavik Diamond Mine's diamondiferous kimberlite pipes are located in shallow water under Lac de Gras, adjacent to East Island. During feasibility reviews, various mining methods were assessed based upon safety, environmental concerns and economics. In the current mine plan, the A-154 dike, completed in 2002, provides access to the A-154 South and A-154 North kimberlites. Production within the A-154 pit began in late November, 2002, well in advance of the targeted start-up date of mid 2003.

        Each dike will be located a safe distance from the impact of underground or open pit mining. The use of dikes will create a safe working environment and permit the highest kimberlite recovery and mine development flexibility. The A-154 dike was constructed from granite quarried from the Diavik Diamond Mine site. Subsequent dikes are to be constructed with material mined from the operating open pits. To minimize material requirements during construction, the dike design has incorporated small existing islands into the dikes and has selected the shallowest water routes.

        In engineering the dike design, DDMI took the opportunity to incorporate profiles and construction materials that would enhance fish habitat. After completion of dike construction, fish are removed prior to de-watering of the pool behind each dike. After mine closure, the area within the dikes will be groomed for fish habitat before allowing the pits to slowly refill with water. The dikes will then be strategically breached to restore the inner dike areas as a productive part of Lac de Gras.

        Mining the A-154 South kimberlite first is advantageous as it contains 61 million carats of proven and probable reserves, or approximately 57% of the Diavik Diamond Mine's mineral reserves.

        The mine plan proposes open-pit mining of all four of the kimberlite pipes in the Diavik Diamond Mine. The lower portions of the A-154 South and A-418 kimberlites will also to be mined from underground. This transition would be at a depth between 200 and 300 m. The transition point would be optimized for each pipe based on economic factors, experience gained from initial mining and processing and practical considerations of the mine design.

        Currently a total of C$140 million of capital expenditure is planned for calendar years 2006 and 2007 for the construction of the A-418 dyke. Additional capital expenditure totaling C$25 million is assigned for calendar years 2005 and 2006 to the development of a production scale underground decline to access the lower levels of the A-154 South and A-418 pipes with the objective of assessing the feasibility of various underground mining methods. This work will also assess the feasibility of bringing the underground resource tonnage of the A154 North pipe to reserve status.

        The Manager's Production Feasibility Study estimates a mining production rate of 1.5 million tonnes per year. Operating efficiencies continue to expand the capacity of the processing plant beyond its nameplate capacity. An annual production rate of 1.7 million tonnes may be viewed as a conservative estimate of sustainable capacity, and the operator does not consider the plant to have yet achieved its full potential. With the acquisition of three additional haulage trucks in the first quarter of 2004, diamond production is not currently restricted by ore supply.

Environmental Regulations

        The Diavik Diamond Mine is subject to environmental requirements and conditions of operation contained in several statutes and administered by Canadian federal and Northwest Territorial authorities. These requirements and conditions may change from time to time, and a breach of legislation may result in the imposition of fines or penalties. Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations. To the best of Aber's knowledge, the Diavik Diamond Mine is in compliance with all environmental laws and regulations currently in effect in the Northwest Territories.

        Federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development, Natural Resources Canada and Transport Canada. Environmental laws and regulations that have a potential impact on the Diavik Diamond Mine include those that protect air quality, water quality, archeological sites, migratory birds, animals, and fish. Other important laws and regulations for the Diavik Diamond Mine are those that regulate mine development, land use, water use and waste disposal, release of contaminants, water spills, spill response, the transport of dangerous goods, explosives use and the maintenance of navigable channels.

        Northwest Territories requirements are administered by the Departments of Education, Culture and Employment; Resources, Wildlife and Economic Development; Transportation; and Workers Compensation Board-Prevention Services. Laws and regulations that might impact the Diavik Diamond Mine include those that protect heritage resources, wildlife, the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides. The Coppermine River, which has its source in Lac de Gras, flows from the Northwest Territories into the Territory of Nunavut. In August, 2000, the Diavik Diamond Mine was issued with the final Type "A" Water Licence with associated engineering and management plans required under the license being approved by the Mackenzie Valley Land and Water Board three months later. The Water License expires on August 31, 2007.

Exploration and Development

        Exploration for the 2004 calendar year will involve an expenditure of $6 million with the continued objective of expanding the ore reserve base. Exploration planned for 2004 includes 75 airborne geophysical targets to be followed up by ground-based geophysical surveys, with the most prospective targets being drilled. Delineation drilling and microdiamond sampling will be conducted on any new kimberlite discoveries Previously collected mini-bulk samples from the C12 and C13 pipes will be processed in the Diavik bulk sample pilot plant.

        Delineation drilling and mini-bulk sampling is ongoing to better delineate the shape of the A-418 pipe and the nature of the diamond resource at depth in A-154 North. The results of this work are expected at year end.

OTHER PROPERTIES

        Aber considers the DDMI-Aber block of the Diavik Property to be the only property that is material to it. In addition to the Diavik Property, Aber, through its subsidiary Aberex Minerals Ltd., has interests in the following diamond exploration projects:

  1.
  45% interest in the Camsell Lake project, located approximately 100 kilometres south of the Diavik Property, with Diamondex Resources Ltd. as the operator.

  2.
  9.75% interest in the WO Claim Block, located immediately south of the Diavik Property, with Archon Minerals Limited as the operator.

  3.
  15% interest in the ATW Claim Block, located immediately south of the Diavik Property, with ATW Resources Ltd. as the operator.

        Aber has not received a budget from any of the respective operators for the current fiscal year.

Item 4:    Dividends

        To date, no dividends have been declared or paid by Aber. Previously, the Company was restricted by the terms of its credit facilities, as well as by the capital requirements of the Diavik Property, in its ability to declare and pay dividends. The Company's revised credit facilities provide Aber with greater flexibility to declare and pay dividends. Under the terms of the revised credit facilities, however, the Company must make certain prepayments in the event that it makes any dividend payments. The Company intends to return a substantial portion of its earnings to its shareholders in the form of dividends at such time that a stable and sustainable dividend stream can be established. The Diavik mine plan revisions, with a reliable schedule of capital requirements and production rates, must be reviewed before a dividend policy can be formulated. Aber will announce any changes in the Company's current dividend policy when and if the board of directors of the Company implements such changes.

Item 5:    Description of Capital Structure

        The authorized capital of the Company consists of an unlimited number of common shares. Holders of common shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Company. Each common share carries the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of common shares are entitled to receive dividends as and when declared by the board of directors of the Company and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, are entitled to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company.

Item 6:    Market for Securities

        Aber's common shares have been listed for trading on the Toronto Stock Exchange (symbol ABZ) since March 7, 1988. The Company is a reporting issuer, or equivalent, in each of the provinces and territories of Canada. Aber's common shares have been listed for trading on the Small Cap Market of the National Association of Securities Dealers Automated Quotations system (NASDAQ) since March 20, 1989 (trading symbol ABER).

Trading Price and Volume

        The following table outlines the 52-week trading history as well as monthly trading history during the period from February 2003 to January 2004 based on the closing price for Aber Diamond Corporation shares on the Toronto Stock Exchange for Aber's fiscal year ended January 31, 2004:

52-week high	C$	52.50
52-week low	C$	25.45
Average Daily Volume		147,847
Month	High (C$)	Low (C$)	Average Daily Volume
February	29.21	27.75	56,600
March	29.18	25.45	79,019
April	28.25	26.44	68,157
May	28.45	26.20	153,652
June	29.30	27.62	74,938
July	33.50	27.77	88,814
August	34.25	32.35	181,220
September	37.62	32.58	276,014
October	42.75	38.64	223,505
November	49.44	41.37	216,095
December	49.25	44.75	155,523
January	52.50	46.20	199,957

Item 7:    Directors and Officers

Name and Occupation

The names, municipalities of residence, current positions with Aber as of report date and principal occupations of each of the directors and officers of Aber as of January 31, 2004 and preceding five years are as follows:

Name and Municipality of Residence	Position with the Company	Director Since	Principal Occupation for Preceding Five Years
James N. Fernandez New Jersey, USA	Director	July 1999	Executive Vice-President & Chief Financial Officer of Tiffany & Co.
Robert A. Gannicott(5) Toronto, Ontario	Director, President and Chief Executive Officer	June 1992	Officer of Aber
Lars-Eric Johansson(1)(2)(3)(6) Toronto, Ontario	Director	June 2003	Executive Vice President and Chief Financial Officer, Noranda Inc.; Senior Vice President and Chief Financial Officer of Falconbridge Limited
John C. Lamacraft(2)(3)(4) Toronto, Ontario	Non-Executive Chairman and Director	February 1996	Non-Executive Chairman, Aber; Corporate Director Executive Chairman, Aber; Chairman & Chief Executive Officer, Jascan Resources Inc.
Thomas J. O'Neill(1)(2)(3)(5) Paris, France	Director	July 2002
President Worldwide, Burberry Group plc;
President and Chief Executive Officer of LVMH Jewelry Division;
President and Chief Executive Officer — LVMH Fashion Group in the Americas;
President of Louis Vuitton, Americas
J. Roger B. Phillimore London, England	Director	November 1994	Corporate Director
Eira M. Thomas(1) Vancouver, British Columbia	Director	April 1998	President and Chief Executive Officer, Stornoway Diamond Corporation; President of Navigator Exploration Corp. (mining exploration company); Vice President, Exploration, Aber

Name and Municipality of Residence	Position with the Company	Director Since	Principal Occupation for Preceding Five Years
D. Grenville Thomas(3)(7) Vancouver, British Columbia	Director and Honorary Chairman	July 1980	Chairman, Navigator Exploration Corp. (mining exploration company); Corporate Director; Chairman, Aber
Alice Murphy Toronto, Ontario	Vice-President, Chief Financial Officer	—	Officer of Aber; Vice-President, Finance, PricewaterhouseCoopers LLP.
James R.V. Pounds Antwerp, Belgium	Senior Vice-President, Diamond Management	—	Officer of Aber; Vice President, Sales, Aber Project Manager, De Beers Group; Managing Director, Diamdel Israel (De Beers direct trading arm in Israel)
Michael A. Ballantyne Yellowknife, Northwest Territories	Vice-President, Northwest Territories	—	Officer of Aber; President of EAN North
Matthew L. Manson Toronto, Ontario	Vice-President, Technical Services & Control		Officer of Aber; Vice-President, Marketing, Aber Director, Marketing, Aber; Diamond Specialist, Aber; Consultant
Kevin Marchant Toronto, Ontario	Vice-President, Production	—	Officer of Aber; Senior Diamond Valuer for Special Valuations, Argyle Diamonds
Raymond N. Simpson New York, USA	Vice-President, Corporate Development	—	Officer of Aber; Director of Operation, De Beers LV Limited; Head of Business Development for Central Selling Organization, De Beers Group
Shlomo Tidhar Toronto, Ontario	Vice-President, Valuation	—	Officer of Aber; Consultant, Aber
Wendy Kei Toronto, Ontario	Corporate Controller	—	Officer of Aber; Director of Accounting/Corporate Controller, Counsel Corporation; National Controller, PricewaterhouseCoopers; Manager of Retail Accounting, Sunoco Inc.

Name and Municipality of Residence	Position with the Company	Director Since	Principal Occupation for Preceding Five Years
Lyle R. Hepburn Toronto, Ontario	Corporate Secretary	—	Partner, Beach, Hepburn LLP, (law firm)

(1)
Member of the Audit Committee

(2)
Member of the Human Resources and Compensation Committee

(3)
Member of the Corporate Governance Committee

(4)
John C. Lamacraft will not be standing for re-election at the annual meeting of shareholders to be held on June 22, 2004.

(5)
On April 15, 2004 Thomas J. O'Neill was appointed the President of the Corporation with Robert A. Gannicott continuing as Chief Executive Officer.

(6)
On June 1, 2004 Lars-Eric Johansson was appointed Executive Vice-President and Chief Financial Officer of Kinross Gold Corporation.

(7)
On May 3, 2004, Navigator Exploration Corp. and Strongbow Resources Inc. announced the amalgamation of the two companies pursuant to a plan of arrangement under Section 192 of the Canada Business Corporation Act. D.Grenville Thomas holds the position of Chief Executive Officer of the new company, Strongbow Exploration Inc.

Each director of the Company is elected to hold office until the next annual meeting of shareholders of the Company or until a successor is elected or appointed.

The directors and officers of Aber in the aggregate beneficially own, directly or indirectly, or exercise control or direction over 1,687,167 of the common shares of Aber, representing 2.9% of issued and outstanding common shares as of June 9, 2004.

Conflicts of Interest

At some point in the future, there may be a potential conflict of interest between James N. Fernandez, a director of Aber, who is also the Executive Vice-President and Chief Financial Officer of Tiffany & Co., a world leader in retail sales of high quality diamond jewelry, and Aber as a result of the Company's off-take sales arrangement with Tiffany & Co., or Aber's 51% interest in Harry Winston, who competes with limited segments of Tiffany & Co.'s business.

Item 8:    Legal Proceedings

The Company is not a party to any material legal proceedings, and there are no material legal proceedings to which any of the Company's property is subject, and no such proceedings are known to Aber to be contemplated.

Item 9:    Interests of Management and Others in Material Transactions

The Company formed a strategic alliance with Tiffany, a world leader in retail sales of high quality diamond jewelry, in July 1999. The Aber-Tiffany agreement involved a C$104 million private placement of Aber equity and a 10-year diamond purchase agreement providing for a minimum purchase by Tiffany of $50.0 million per year, commencing at the beginning of commercial production from the Diavik Project. As of June 9, 2004 Tiffany owned 8,000,000 common shares of Aber, representing approximately 13.9% of the issued and outstanding common shares of Aber. Sales to Tiffany represented approximately 11% of diamond sales for Aber in the last fiscal year. James N. Fernandez, who is a director of Aber, is also the Executive Vice-President & Chief Financial Officer of Tiffany & Co.

Item 10:    Transfer Agent and Registrar

The transfer agent and registrar for the common shares of the Company is CIBC Mellon Trust Company of Canada at its principal transfer office in Toronto, Ontario.

Item 11:    Interests of Experts

Certain technical information contained in this Annual Information Form relating to the Diavik Diamond Mine has been based upon reports previously provided by SNC-Lavalin Engineers & Constructors and by AMEC E&C Services, Inc. (formerly Agra-Simons MRDI). AMEC E&C Services, Inc. prepared resource and reserve estimates in 2000 in support of a feasibility study carried out by SNC-Lavalin Engineers & Constructors. To the knowledge of the Company, each of SNC-Lavalin Engineers & Constructors and AMEC E&C Services, Inc. beneficially held, directly and indirectly, less than 1% of the outstanding common shares of Aber at the time of the preparation of the reports provided by SNC-Lavalin Engineers & Constructors and by AMEC E&C Services, Inc.

Item 12:    Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Further, additional information, including directors' and officers' remuneration and indebtedness, principal holders of Aber's securities and securities authorized for issuance under equity compensation plans is contained in Aber's information circular dated May 17, 2004, for the annual meeting of shareholders scheduled for June 22, 2004. Additional financial information is provided in Aber's comparative financial statements for the years ended January 31, 2004 and January 31, 2003, which is included in Aber's Annual Report.

GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT

berm — an embankment of crushed and screened rock fill.

carat — unit used to measure gemstones, equal to 200 milligrams or 0.2 grams. For smaller gems, 100 points is equal to one carat.

core — the long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

CPT — carats per tonne.

diamantaire — a professional diamond trader or manufacturer active in the diamond business.

diamondiferous — containing diamonds.

diamonds — a crystallized variety of pure carbon that may be of gem quality.

dike — a temporary structure used to retain or restrict water flow.

dilution — the effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

grade — number of carats (or other unit of weight) in a physical unit of ore, usually expressed in carats per tonne.

Cut-off grade — is the minimum grade at which a tonne of rock can be processed on an economic basis.

Recovered grade — is actual grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

kimberlite — A volatile-rich, potassic, ultrabasic rock which varies in mineralogical composition and texture. Kimberlite magmas originate at great depth in the earth's mantle and as they ascend rapidly to the surface they are often emplaced in vertical, carrot-shaped bodies known as pipes or thin (1-3 metres wide) tabular bodies known as dykes. Kimberlite deposits may or may not contain diamonds.

MCT — million carats per tonne.

mineral reserves:

 — mineral reserve: The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

 — proven mineral reserve: The part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

 — probable mineral reserve: The estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

mineral resources:

 — mineral resource: A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

 — measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

 — indicated mineral resources: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MT — million tonnes.

open pit — a mine that is entirely on surface. Also referred to as an open-cut or open-cast mine.

pipe — see "kimberlite" above.

polished diamonds — rough stones that have been cut and polished for retail trade.

qualified person — is an individual who:

  •
  (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project, and the technical report; and (c) is a member in good standing of a professional association as defined by National Instrument 43-101 of the Canadian Securities Administrators.

reclamation — the restoration of a site after mining or exploration activity is completed.

recovery — a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

rough diamonds — untreated stones in run-of-mine form, which have been boiled and cleaned.

sample — a small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

till — a glaciogenic, surficial deposit composed of unsorted clay, sand and matrix-supported rock fragments.

QuickLinks

TABLE OF CONTENTS
Table 1: Deferred Mineral Property Costs (in $000s)
Diavik Property Map
Table 2: Diavik Property Information as of January 31, 2004
GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT